InfantTech

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Sales Account	
4000.2 Sales - Extended Warranty	14,662.84
4000.3 Sales - Replacement Parts	60,660.37
4000.4 Sales - Shipping Protection Plan	23,552.93
4000.5.1 Sales - Zooby Shopify	963,430.50
4000.5.2 Sales - Zooby Amazon	275,249.74
4000.5.3 Sales - Zooby Etsy	244.44
4000.5.4 Sales - Zooby Walmart	4,832.62
4000.8 Amazon Reimbursement	4,370.81
4400.3 Amazon Promotions	-4,560.60
Total 4000 Sales Account	**1,342,443.65**
4010 Shipping Income	4,770.16
4400 Discount	-23,936.58
4450 Refund	-207.09
4450.1 Shopify Refund	-42,155.51
4450.2 Amazon Refund	-38,336.41
Total 4450 Refund	**-80,699.01**
Total Income	**$1,242,578.22**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5000.2 COGS - Extended Warranty	7,519.39
5000.3 COGS - Replacement Parts	11,374.45
5000.4 COGS - Shipping Protection Plan	20,188.34
5000.5 COGS - Zooby	328,308.92
5000.6 COGS - Freight In	14,199.70
Total 5000 Cost of Goods Sold	**381,590.80**
5100 Merchant Account Fees	
5100.1 PayPal Fees	7,418.93
5100.2 Shopify Fees	23,744.06
5100.3 Amazon FBA Fees	13,480.83
5100.4 Amazon Pay Fees	1,366.85
5100.5 Amazon Seller Fees and Charges	19,774.01
Total 5100 Merchant Account Fees	**65,784.68**
5350 Shipping Costs	109,341.79
5600 Sales Commissions	6,543.49
5601 Commission - Amazon	10,061.95
Total Cost of Goods Sold	**$573,322.71**
GROSS PROFIT	**$669,255.51**
Expenses	
6000 Advertising and Marketing	
6002 PR Firm	1,000.00
6003 Photo & Video Production	99.94

	TOTAL
6004 Ads	
6004.1 Facebook Advertising	269,482.90
6004.2 Google Advertising	91,727.99
6004.5 Pinterest Advertising	2,133.47
6004.6 Amazon Advertising	13,738.95
Total 6004 Ads	**377,083.31**
6005 Promotional Gifts	2,782.63
6007 Graphics and Digital	75.00
6009 Email Campaign	10,344.45
6010 Social Media- Influencers	2,050.00
6011 Marketing Contractor	43,332.00
6012 Ad Management	32,168.20
Total 6000 Advertising and Marketing	**468,935.53**
6050 Amortization Expense	3,648.00
6110 Bank/Loan Fees	218.43
6111 Bank Service Charges	1,542.70
Total 6110 Bank/Loan Fees	**1,761.13**
6130 Business License & Permits	783.25
6140 Computer and Internet Expenses	296.04
6142 Software Subscriptions	23,544.63
Total 6140 Computer and Internet Expenses	**23,840.67**
6210 Donations	180.00
6220 Dues & Subscriptions	1,306.00
6240 Insurance Expense	
6242 Liability	13,188.26
6243 Commercial Property	637.68
6244 Workers Comp Ins	1,182.42
Total 6240 Insurance Expense	**15,008.36**
6300 Meals and Entertainment	
6301 Meals for Employees	2,927.00
Total 6300 Meals and Entertainment	**2,927.00**
6310 Office Expense	6,308.39
6320 Payroll Expenses	
6320.1 Payroll Service	3,017.00
6320.2 Salaries & Wages-1	209,573.50
6320.3 Officer Salary	24,615.36
6320.4 Payroll Taxes	19,790.00
6320.5 Contractors & Temps	800.00
Total 6320 Payroll Expenses	**257,795.86**
6330 Printing and Reproduction	2,276.93
6343 Security	576.60
6350 Professional Fees	
6351 Accounting	42,571.00

	TOTAL
6352 Consultant	20,149.19
6353 Legal	9,317.50
6353.1 Corporate	9,049.00
6353.2 Trademark/Patent	1,300.00
Total 6353 Legal	**19,666.50**
Total 6350 Professional Fees	**82,386.69**
6410 Rent Expense	13,855.37
6430 Research & Development	53,256.13
6450 Taxes & Licenses	800.00
6500 Telephone Expense	335.26
6510 Travel Expense	
6510.4 Other Travel Expense	4,005.63
Total 6510 Travel Expense	**4,005.63**
6530 Utilities-1	1,224.80
6540 Office Supplies	80.86
Total Expenses	**$941,292.46**
NET OPERATING INCOME	$ -272,036.95
Other Income	
7001 Interest Income	4,113.34
7100 Shipsurance Reimbursement Income	4,547.75
8100 Cash Back Rewards	4,497.45
Total Other Income	**$13,158.54**
Other Expenses	
Unrealized Gain or Loss	0.00
8200 Interest Expense	41,836.37
8201 Loan Fees	481.44
8300 Recall Related Expenses	2,528.54
8310 Exchange Gain or Loss	8.65
Reconciliation Discrepancies-1	692.79
Total Other Expenses	**$45,547.79**
NET OTHER INCOME	$ -32,389.25
NET INCOME	$ -304,426.20